July 7, 2011

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services
Securities and Exchange Commission
Washington, D.C.  20549

Re:         Adrenalina
Form 8-k
Filed June 29, 2011
File No. 000-52675

Dear Ms. Jenkins:

The following is filed in response to the Commission’s comment letter dated  June 30, 2011:

1.
With respect to comment 1:  There has been no change in the Company’s Independent Registered Public Accounting Firm.   Goldstein, Schechter Koch P.A. (“Goldstein Schechter”) is the successor to Goldstein, Schechter, Koch, Price, Lucas, Horwitz, & Co. P.A. by name change which was filed with the Florida Department of State, Division of Corporations  in June 2009.

2.	With respect to comment 2:

•	As noted above, there has been no change in the Company’s Independent Registered Public Accounting Firm.
•
The reports of Goldstein, Schechter Koch P.A. (formerly Goldstein, Schechter, Koch, Price, Lucas, Horwitz, & Co. P.A) on the Company’s financial statements as of and for the years ended December, 31, 2007 and 2006, contained a modification to the effect that there was substantial doubt as to the Company’s ability to continue as a going concern. Except for that modification, the reports did not contain any adverse opinion or disclaimer of opinion nor were the reports qualified or modified as to uncertainty, audit scope, or accounting principle.

•
As discussed in response to comment 1, there was no change in the Company’s Independent Registered Public Accounting Firm. At this time, the Company does not have an audit committee in place. As such, Goldstein, Schechter Koch P.A. (formerly Goldstein, Schechter, Koch, Price, Lucas, Horwitz, & Co. P.A) was engaged by the existing members of the Board of Directors to perform the audit engagements for the years ended December 31, 2010, 2009 and 2008.

1250 E. Hallandale Blvd Suite 402, Halladale Beach, FL 33009 P:954.320.7044 F:954.320.7014

•
During the recent fiscal years ending December 31, 2010, 2009 and 2008 and the subsequent interim period prior to the engagement of Goldstein Schechter Koch P.A. , the Company did not consult with Goldstein Schechter  regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that may be rendered on the Company’s financial statements, and Goldstein Schechter did not provide either a written report or oral advice to the Company that was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue; or (ii) the subject of any disagreement, as defined in Item 304 (a)(1)(iv) of Regulation S-K and the related instructions, or a reportable event within the meaning set forth in Item 304(a)(1)(v) of Regulation S-K

3.        With respect to comment 3, as there has been no change in the Company’s Independent Registered Public Accounting Firm, we do not believe that this comment is applicable.

4.        With respect to comment 4, as there has been no change in the Company’s Independent Registered Public Accounting Firm, we do not believe that this comment is applicable.

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have further questions, please do not hesitate to contact me or our securities counsel, Jeffrey Klein at (561)953-1126.

Sincerely,
/s/ Illia Lekach
Illia Lekach
Chief Executive Officer